SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

United Development Funding IV

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

910187103

(CUSIP NUMBER)

Jason Post, Chief Compliance Officer

NexPoint

Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 910187103	13D

1	NAME OF REPORTING PERSONS NexPoint Strategic Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,763,581
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,763,581
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,763,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 910187103	13D

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,818,610
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,818,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 910187103	13D

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,818,610
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,818,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 910187103	13D

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,098,610
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,098,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,098,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of NexPoint Strategic Opportunities Fund, a Delaware statutory trust (the “Strategic Fund”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), and James D. Dondero (collectively, the “Reporting Persons”). The Reporting Persons previously filed a Schedule 13G for the Common Stock (as defined below) reported on this Schedule 13D.

James D. Dondero is the President of NexPoint GP. NexPoint GP is the general partner of NexPoint. NexPoint serves as the investment adviser to the Strategic Fund and certain other funds (together with the Strategic Fund, the “NexPoint Funds”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Shares of Beneficial Interest, $0.01 par value per share (the “Common Stock”), of United Development Funding IV, a Maryland real estate investment trust (the “Issuer”), held by (i) the NexPoint Funds and (ii) a managed account ultimately advised by James D. Dondero (together with the NexPoint Funds, the “Funds”). The address of the principal executive offices of the Issuer is 1301 Municipal Way, Suite 200, Grapevine, Texas 76051.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons: (i) Strategic Fund, (ii) NexPoint, (iii) NexPoint GP, and (iv) James D. Dondero.

(b) The principal business address for all of the Reporting Persons is: 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of the Strategic Fund is serving as an investment fund. The principal business of NexPoint is acting as investment adviser and/or manager to other persons, including Strategic Fund. The principal business of NexPoint GP is serving as the general partner to NexPoint. The principal business of Mr. Dondero is managing affiliates of NexPoint. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of NexPoint.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization:

(1) Strategic Fund is a Delaware statutory trust

(2) NexPoint is a Delaware limited partnership

(3) NexPoint GP is a Delaware limited liability company

(4) James D. Dondero is a United States citizen

Item 3.	Source and Amount of Funds

All shares of Common Stock reported herein were purchased by the Funds between April 21, 2017 and December 31, 2019 and were purchased with the Funds’ working capital. The total purchase price for the Common Stock reported herein was approximately $7,576,979.40.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Stock required herein for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 14, 2019. The Schedule 13G was amended on February 14, 2020 to reflect additional purchases and sales of stock in the ordinary course of business.

The Reporting Persons are filing this Schedule 13D to supersede its previously filed Schedule 13G to report a change in its intentions. On July 8, 2020, NexPoint delivered a letter (the “Letter”) to the Board of Trustees of the Issuer (the “Board”), in which NexPoint urged the Board to engage with NexPoint regarding NexPoint’s potential interest in management of the Issuer. The Letter is attached as Exhibit 99-2. NexPoint noted that a year has passed since NexPoint first communicated its interest in potentially managing the Issuer and expressed concern over what NexPoint views as an apparent lack of a clear business plan or direction with respect to management of the Issuer. NexPoint also noted its concern that very limited information regarding the Issuer is publicly available given the Issuer’s failure to file a Form 10-K in over five years (and other periodic reports required by the Securities Exchange Act of 1934). In addition to such failure to comply with important securities law requirements, NexPoint also noted that the Issuer has not held an annual meeting of shareholders in over five years, which violates requirements of the Issuer’s Declaration of Trust and the Bylaws, each of which expressly contemplate that there shall be an annual meeting of the shareholders. All the while, both management of the Issuer and the Board have presumably continued to collect fees without taking into account the views of shareholders – the group to whom they owe fiduciary duties. NexPoint stated that it believes the inability to provide even the most basic oversight is clearly a significant factor in the Issuer’s underperformance over the past several years.

Accordingly, NexPoint urged the Board of the Issuer to engage with NexPoint regarding the Issuer and its management. NexPoint noted its belief that it is in a unique position to maximize the value of the Issuer’s assets and that NexPoint believes any transaction with NexPoint would be enthusiastically received by the investment community.

NexPoint emphasized that it understands the Issuer remains engaged in litigation with Kyle Bass/Hayman Capital, and, that NexPoint’s interest is unrelated to those claims. NexPoint further noted it is not seeking to interfere with the Issuer’s claims in such matter and is open to any proposals the Issuer has regarding the preservation of such claims in relation to any transaction.

NexPoint expressed its hope that the letter will create an opportunity for a productive dialogue and a mutually beneficial business opportunity. However, NexPoint stated that its priority in respect of affiliated shareholders remains to ensure that the Board is acting in a manner that safeguards the long-term health of the Issuer, while also maximizing shareholder value and upholding the Board’s fiduciary duties. As such, NexPoint informed the Board that if it does not receive meaningful engagement from the Board, NexPoint intends to file a lawsuit in Maryland state court in order to compel the Board to call the annual meeting of the shareholders. NexPoint stated that the shareholders’ right to elect Trustees is a key tenant of both corporate and securities laws. The Board’s refusal to hold an annual meeting deprives shareholders of this fundamental right and allows it to act without accountability to its shareholder base. NexPoint concluded it therefore feels that it may have no option but to pursue remedies available under law if shareholder rights are unable to be exercised.

As a result, the Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer, management, the Board, other shareholders of the Issuer and other persons.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change its intention with respect to any and all matters referred to in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

As of July 13, 2020, (i) Strategic Fund may be deemed to beneficially own 1,763,581 shares of Common Stock, which represents approximately 5.7% of the outstanding Common Stock; (ii) NexPoint may be deemed to beneficially own 1,818,610 shares of Common Stock, which represents approximately 5.9% of the outstanding Common Stock; (iii) NexPoint GP may be deemed to beneficially own 1,818,610 shares of Common Stock, which represents approximately 5.9% of the outstanding Common Stock; and (iv) Mr. Dondero may be deemed to beneficially own 2,098,610 shares of Common Stock, which represents approximately 6.8% of the outstanding Common Stock.

(b)

As a result of the change of control Highland Capital Management, L.P. (“HCMLP”) as January 2020, Mr. Dondero no longer serves as the President or sole director of Strand Advisors, Inc., HCMLP’s general partner, and consequently, no longer has direct or indirect voting or investment control with respect to such shares. As a result, Mr. Dondero no longer report beneficial ownership of shares held by HCMLP or its advised accounts.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Strategic Fund	1,763,581	0	1,763,581	0
NexPoint	0	1,818,610	0	1,818,610
NexPoint GP	0	1,818,610	0	1,818,610
James D. Dondero	0	2,098,610	0	2,098,610

(c) There have been no transactions in the Common Stock by or on behalf of the Reporting Persons during the sixty days prior to the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be filed as exhibits

Exhibit 99-1

Joint Filing Agreement, dated July 13, 2020, by and among the Strategic Fund, NexPoint, NexPoint GP and James D. Dondero.

Exhibit 99-2

Letter to the Board of Trustees of United Development Funding IV, dated July 8, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2020

NEXPOINT STRATEGIC OPPORTUNITIES FUND

By:	NexPoint Advisors, L.P., its investment manager

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Lauren Thedford
Name: Lauren Thedford
Title: Secretary

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Lauren Thedford
Name: Lauren Thedford
Title: Secretary

NEXPOINT ADVISORS GP, LLC

	By:	/s/ Lauren Thedford
Name: Lauren Thedford
Title: Secretary

/s/ James D. Dondero
James D. Dondero